Free Writing Prospectus

Filed Pursuant to Rule 433

Reg-Statement No. 333-195645

USD 750mn Floating Rate Senior Notes due 2023

Pricing Term Sheet

Issuer:	Barclays PLC

Notes:	USD 750mn Floating Rate Senior Notes due 2023

Expected Issue Ratings[1]:	Baa2 (Moody’s) / BBB (S&P) / A (Fitch)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	USD 750,000,000

Trade Date:	January 3, 2017

Settlement Date:	January 10, 2017 (T+5)

Maturity Date:	January 10, 2023

Coupon:	The interest rate for the first interest period will be LIBOR (as defined below), as determined on January 6, 2017, plus the Margin (as described below). Thereafter, the interest rate for any interest period will be LIBOR, as determined on the applicable interest determination date, plus the Margin. The interest rate will be reset quarterly on each interest reset date.

Interest Payment Dates:	Quarterly in arrear on January 10, April 10, July 10 and October 10 in each year, commencing on April 10, 2017 and ending on the Maturity Date

Coupon Calculation:	Actual/360, Modified Following, adjusted

Business Days:	New York, London

Preliminary Prospectus Supplement	Preliminary Prospectus Supplement dated January 3, 2017 (the “Preliminary Prospectus Supplement”). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement.

Optional Redemption

The Issuer may redeem the Notes at any time outstanding, at its option, in whole but not in part on January 10, 2022, at an amount equal to 100% of their principal amount together with, accrued and unpaid interest, if any, on the principal amount of the notes to be redeemed to (but excluding) such date, as further described and subject to the conditions specified in the Preliminary Prospectus Supplement (the “Par Redemption”).

The Notes are not redeemable at the option of the Issuer, except pursuant to the Par Redemption and/or the Tax Redemption (as described below).

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Tax Redemption	If there is a Tax Event (as defined in the Preliminary Prospectus Supplement), the Issuer may, at its option, at any time, redeem the notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, together with any accrued but unpaid interest to (but excluding) the date fixed for redemption, as further described and subject to the conditions specified in the Preliminary Prospectus Supplement.

Benchmark:	3 month US LIBOR (as determined by reference to Reuters Page LIBOR01)

Margin:	+162.5bps

Issue Price:	100%

Underwriting Discount:	0.325%

Net Proceeds:	USD 747,562,500

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	BB&T Capital Markets, a division of BB&T Securities, LLC; BBVA Securities Inc.; BNP Paribas Securities Corp.; BNY Mellon Capital Markets, LLC; CIBC World Markets Corp.; Credit Suisse Securities (USA) LLC; Great Pacific Securities; ING Financial Markets LLC; Lebenthal & Co, LLC.; Mizuho Securities USA Inc.; PNC Capital Markets LLC; Regions Securities LLC; Scotia Capital (USA) Inc.; Skandinaviska Enskilda Banken AB (publ); SMBC Nikko Securities America, Inc.; Standard Chartered Bank; SunTrust Robinson Humphrey, Inc.; Telsey Advisory Group LLC; U.S. Bancorp Investments, Inc.; Wells Fargo Securities, LLC

Risk Factors:	An investment in the notes involves risks. See “Risk Factors” section beginning on page S-11 of the Preliminary Prospectus Supplement

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06738EAT29 / 06738E AT2

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-195645) and to be issued pursuant to the Senior Debt Indenture dated November 10, 2014 between the Issuer and The Bank of New York Mellon acting through its London Branch, as trustee (the “Trustee”)

Listing:	We will apply to list the notes on the New York Stock Exchange

Governing Law:	New York law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement

Description of Notes

Interest will be payable on the Notes quarterly in arrear, on January 10, April 10, July 10 and October 10 in each year (each, an “interest payment date”), commencing on April 10, 2017, to the person in whose name such note is registered at the close of business on the business day immediately preceding the applicable date on which interest will be paid (or, if the Notes are held in definitive form, the 15th business day preceding the applicable date on which interest will be paid). The Notes will bear interest from (and including) January 10, 2017 to (but excluding) April 10, 2017, at a rate per annum equal to the initial interest rate and thereafter at an interest rate that will be reset as described below to a rate per annum equal to LIBOR (as defined below) plus 1.625% per annum. The initial interest rate will be equal to LIBOR plus 1.625% per annum as determined by the calculation agent as described below.

If any interest payment date, other than the maturity date, for the Notes would fall on a day that is not a business day, the interest payment date will be postponed to the next succeeding business day, except that if that business day falls in the next succeeding calendar month, the interest payment date will be the immediately preceding business day. If the maturity date or date of redemption or repayment for the Notes would fall on a day that is not a business day, the payment of interest and principal and/or any amount payable upon redemption of the Notes will be made on the next succeeding business day, and no interest will accrue after such maturity date or date of redemption or repayment. For the Notes, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York or London, England are authorized or required by law, regulation or executive order to close.

Each interest period on the notes will begin on, and include, an interest payment date and end on, but not include, the following interest payment date (each, an “interest period”); provided that the first interest period will begin on January 10, 2017 and will end on, but not include the first interest payment date. The rate of interest on the Notes will be reset quarterly on January 10, April 10, July 10 and October 10 in each year, commencing on April 10, 2017 (each, an “interest reset date”); provided that the interest rate in effect from (and including) January 10, 2017 to (but excluding) the first interest reset date will be the initial interest rate. If any interest reset date would fall on a day that is not a business day, the interest reset date will be postponed to the next succeeding business day, except that if that business day falls in the next succeeding calendar month, the interest reset date will be the immediately preceding business day.

The calculation agent for the Notes is The Bank of New York Mellon, acting through its London branch, or its successor appointed by the Issuer (the “calculation agent”). The calculation agent will determine the initial interest rate for the Notes by reference to LIBOR on the second London banking day preceding the issue date and the interest rate for each succeeding interest reset period by reference to LIBOR on the second London banking day preceding the applicable interest reset date (each an “interest determination date”). Promptly upon such determination, the calculation agent will notify the Issuer and the trustee (if the calculation agent is not the trustee) of the new interest rate. Upon the request of the holder of any Note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date.

“London banking day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(1) With respect to any interest determination date, LIBOR will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months commencing on the related interest reset date that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on that interest determination date. If no such rate appears, then LIBOR, in respect of that interest determination date, will be determined in accordance with the provisions described in (2) below.

(2) With respect to an interest determination date on which no rate appears on Reuters Page LIBOR01, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected and identified by the Issuer, to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the City of New York, on the interest determination date by three major banks in The City of New York (which may include affiliates of the underwriters) selected and identified by the Issuer for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related interest reset date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, LIBOR on the interest determination date will be the arithmetic mean of such rates. If fewer than two such rates are so provided, LIBOR on the interest determination date will be LIBOR in effect with respect to the immediately preceding interest determination date.

“Reuters Page LIBOR01” means the display that appears on Reuters Page LIBOR01 or any page as may replace such page on such service (or any successor service) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.

The day count fraction will be Actual/360.

All percentages resulting from any calculation of any interest rate for the Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts would be rounded to the nearest cent, with one-half cent being rounded upward.

All calculations made by the calculation agent for the purposes of calculating interest on the Notes shall be conclusive and binding on the holders of the Notes, the issuer and the trustee, absent manifest error.

The Issuer has filed a registration statement (including a prospectus dated May 2, 2014 (the “Prospectus”) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Preliminary Prospectus Supplement

for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.